August 9, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:  Mr. Blaise Rhodes, Staff Accountant
 Mail Stop 3561

Re:	Franklyn Resources III, Inc.
Item 4.01 Form 8-K, Filed 7/31/06
File No. 000-30017

Ladies and Gentlemen:

Franklyn Resources III, Inc. (the “Company”), is filing a Form 8-K/A in response to the questions raised by the Commission in its letter of comments dated August 1, 2006. Set forth below is the Company’s response to Commission’s comments.

1.
We note your statement that the audit report of Comiskey & Company, PC, that presented December 31, 2004 and 2005, included a going concern qualification. Item 304(a)(1) (ii) of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise to include a statement that specifically addresses all of the above items relating to the audit reports for each of the past two years.

The requested disclosure has been included in the Form 8-K/a.

2.
The disclosure should also specifically state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its reports.

The requested disclosure has been included in the Form 8-K/A.

3.
Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Comiskey & Company, PC has revised the revised disclosure and a currently dated Exhibit 16.1 has been included with the Form 8-K/A.

Notwithstanding the comments of the staff, we hereby acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes in response to staff comments in the proposed disclosure in do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comment may as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

s/ Bo Huang
Bo Huang
Chief Executive Officer